Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

EU Commission gives clearance for StatoilHydro merger

Statoil and Hydro have today, 3 May 2007, received clearance from the European Commission for the announced merger between Norsk Hydro ASA’s (OSE:NHY, NYSE:NHY) petroleum activities and Statoil ASA (OSE:STL, NYSE:STO).

The European Commission has declared that the merger is compatible with the common market pursuant to Article 6(1)(b) of the EC Merger Regulation.

The clearance represents a major step forward for Statoil and Hydro in order to complete the planned merger.

Merger clearances are still in the process of being obtained in other jurisdictions as required by applicable laws.

Further information:
Press
Ola Morten Aanestad, vice president media relations, Statoil ASA, telephone
+47 480 80 212/51 99 13 77

Investor relations
Morten Sven Johannessen, special coordinator for investor relations: +47 90 93 41 48 (mobile).

Geir Bjørnstad, vice president, US investor relations
+1 203 978 6950

Disclaimer:

This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.